UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2024

Commission File No. 001-35193

Grifols, S.A.

(Translation of registrant’s name into English)

Avinguda de la Generalitat, 152-158

Parc de Negocis Can Sant Joan

Sant Cugat del Valles 08174

Barcelona, Spain

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒                            Form 40-F ☐

Grifols, S.A.

TABLE OF CONTENTS

Item		Sequential Page Number

1.	Other Relevant Information, dated January 14, 2024	3

Grifols, S.A. Avinguda de la Generalitat 152-158 08174 Sant Cugat del Vallès Barcelona - SPAIN

Tel. [34] 935 710 500
Fax [34] 935 710 267

www.grifols.com

Pursuant to the provisions of Article 227 of Law 6/2023 of March 17, on Securities Markets and Investment Services, Grifols, S.A. ("Grifols" or the "Company") hereby informs about the following

OTHER RELEVANT INFORMATION

As a continuation of the communications filed last week by the Company as a consequence of the report from the short seller investor Grifols wants to inform the following:

In light of the concerns brought forward by the markets regarding on how the report could influence in the transaction of the sale of 20% of Shanghai RAAS Blood Products Co., Ltd. and having been in contact with the buyer, Haier Group Corporation, Grifols wants to inform that the Vice-Chairperson of Haier Group Corporation has textually declared the following: "we continue to work to close the deal as originally planned".

The transaction continues to progress as planned and Grifols expects to close this transaction during the first half of FY 2024, as has already been communicated to the market.

In Barcelona, on January 14, 2024

Nuria Martín Barnés
Secretary of the Board of Directors

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Grifols, S.A.

By:	/s/ David I. Bell
	Name:	David I. Bell
	Title:	Authorized Signatory

Date:  January 16, 2024